SI

16001743

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SEC FILE NUMBER
8 - 66414

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Weiss Multi-Strategy Funds, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 21st Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele M. Lanzoni — (860) 240-8973
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

51 JFK Parkway	Short Hills	NJ	07078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WEISS MULTI-STRATEGY FUNDS LLC

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm)

December 31, 2015

OATH OR AFFIRMATION

I, Frederick E. Doucette III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Multi-Strategy Funds, LLC, as of December 31, ,20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Patti L Vaughn
NOTARY PUBLIC
State of Connecticut
My Commission Expires 3/31/2020

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.
- [ ] (o) Statement of Exemption from Rule 15c3-3.
- [ ] (p) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS MULTI-STRATEGY FUNDS LLC

INDEX

December 31, 2015

KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Member of
Weiss Multi-Strategy Funds LLC:

We have audited the accompanying statement of financial condition of Weiss Multi-Strategy Funds LLC as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Weiss Multi-Strategy Funds LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statement, except for 2014 the Company has suffered recurring losses from operations and negative operating cash flows over the past few years that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

KPMG LLP

Short Hills, New Jersey
February 19, 2016

WEISS MULTI-STRATEGY FUNDS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015		
ASSETS		
Cash and cash equivalents	$	454,644
Other assets		33,472
	$	488,116
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	215,841
Member's equity		272,275
	$	488,116

See accompanying notes to financial statements.

WEISS MULTI-STRATEGY FUNDS LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Weiss Multi-Strategy Funds LLC (the "Company") is a limited liability company formed in December 2003 under the laws of the state of New York. The Company's operations consist of engaging in private placements of securities and as a mutual fund retailer. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company does not have any items of other comprehensive income, and therefore, a statement of comprehensive income is not presented.

These financial statements were approved by management and available for issuance on February 19, 2016. Subsequent events have been evaluated through this date.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company had a small profit for the year ending December 31, 2014 with operating losses and negative cash flows in several years prior to that as well as in 2015. The Company entered into an exclusive marketing agreement with Weiss Multi-Strategy Advisers LLC ("WMSA"). Per the agreement, WMSA will pay an annual exclusivity fee to the Company. The Company is renegotiating this Agreement to increase the exclusivity fee due to increased marketing costs for new products.

As of February 16, 2016, GWA has provided written assurance that it has the ability to, and will continue to provide financial support sufficient to enable the Company to meet its cash flow and net capital requirements through December 31, 2016.

The Company believes in its core business strategy and the actions presently being taken by management provide the opportunity for it to continue as a going concern. Nevertheless, without the ongoing financial support of GWA, substantial doubt would exist as to the Company's ability to continue as a going concern.

Cash Equivalents

Cash equivalents consist of cash deposits in a money market account with a bank.

Revenue Recognition

Revenue consisting primarily of exclusivity fees of $660,000 were earned from an affiliate, Weiss Multi-Strategy Advisors LLC, in accordance with an agreement between the Company and the affiliate.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods prior to 2012.

The Company's Parent is undergoing an Internal Revenue Service audit for the years 2009 and 2010. Management does not expect the outcome of the audit to have a material impact on the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if certain net capital requirements are not met. At December 31, 2015, the Company's net capital was approximately $238,800 which was approximately $224,400 in excess of its minimum requirement of $14.400.

3. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions with maturities of three months or less. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 as of December 31, 2015, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

5. Related party transactions

The Company has an expense sharing agreement with certain of its affiliates that include Weiss Multi-Strategy Advisers LLC (WMS), Weiss Special Operations, LLC (WSO), George Weiss Associates, Inc. (GWA, Inc.) and GWA, LLC whereby said affiliates pay certain expenses on the Company's behalf that are reimbursed by the Company on a monthly basis. For the year ended December 31, 2015, amounts charged by related companies totaled approximately $624,000 while amounts due to related companies as of December 31, 2015 were approximately $187,000 which is included in accounts payable and accrued expenses in the statement of financial condition.

6. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. During 2015, there were no active employees.